Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Reports Successful Personalized Dosing of Quinamed at ASCO

— Genotypically Optimized Dosing Results in Improved Tolerance and Evidence of

Anticancer Activity —

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (June 5, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today the presentation of data from its Quinamed® (amonafide dihydrochloride) phase 1/2a dose-escalation study, designed to identify a genotypically optimised dose of Quinamed in heavily pre-treated patients with a variety of solid tumors. The key outcomes from this study were (i) demonstration that dose level could be optimised according to patient genotype, (ii) the drug was well tolerated, with predictable and manageable side effects, and (iii) there was evidence of anticancer activity in several solid tumor types.

Dr. John Kuhn of the University of Texas Health Science Center in San Antonio, TX, along with the investigators at Sarah Cannon Cancer Center, TN and University of Louisville, KY discussed the data in an oral presentation at the American Association of Clinical Oncology (ASCO) 43rd Annual Meeting in Chicago, Illinois.

“The clinical activity of amonafide against a variety of cancers has long been recognized, but development has been hampered by the unpredictable side effect profile for patients” said Dr Kuhn. “We are excited by the new opportunities that personalized dosing of Quinamed offers for a range of solid tumor patients who have developed resistance to existing therapies.”

Highlights of the presentation included:

•                  Confirmation that genotyping of patients prior to treatment allows for optimized personalized dosing and improved drug tolerance.

•                  Patients with rapid and intermediate acetylator genotypes (who more rapidly metabolize the drug to the acetylated derivative associated with side effects) achieved a maximum tolerated dose (MTD) of 320 mg/m2 of Quinamed weekly, whilst patients with slow acetylator genotypes achieved an MTD of 400 mg/m2 of Quinamed weekly (three weeks on treatment followed by one week off treatment, repeated). Using these dosing regimens, 64% of rapid and intermediate acetylators and 77% of slow acetylators showed no dose-limiting drug toxicities or dose-delay/holds during treatment.

•                  In a population of heavily pretreated patients who were refractory to multiple existing therapies and who had advanced tumors, there was evidence of antitumor activity in a range of tumor types. Three prostate cancer showed a decline in prostate specific antigen (PSA), with one of these achieving a partial response. Two patients with ovarian cancer achieved stable disease accompanied by a decline in the ovarian cancer biomarker CA125. One patient with gastrointestinal stromal tumor (GIST) demonstrated stable disease which was sustained over 18 monthly cycles of amonafide.

Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex said that the results were a significant step in the development of personalized medicines. “The data that Dr Kuhn presented today show very clearly that we now understand the effect of genotype on amonafide metabolism, and that we can dose patients to minimize the side effects of therapy. We are encouraged by the signs of anticancer activity across a range of tumor types in patients who had failed multiple  prior therapies, and look forward to progressing Quinamed into further development for indications where the clinical need and commercial potential is greatest.”

Quinamed® is a registered trademark of ChemGenex Pharmaceuticals Limited.

About ChemGenex Pharmaceuticals Limited              (www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes and obesity. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes and obesity programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”.

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.